    As filed with the Securities and Exchange Commission on April 4, 1997
                                                           REGISTRATION NO. 33-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                -----------------

                             CAYENNE SOFTWARE, INC.
             (Exact Name of Registrant as Specified in Its Charter)

          MASSACHUSETTS                          7399                       04-2784044
  (State or Other Jurisdiction       (Primary Standard Industrial        (I.R.S. Employer
of Incorporation or Organization)     Classification Code Number)     Identification Number)



                          8 NEW ENGLAND EXECUTIVE PARK
                         BURLINGTON, MASSACHUSETTS 01803
                                 (617) 273-9003

          (Address, Including Zip Code, and Telephone Number, Including
             Area Code, of Registrant's Principal Executive Offices)

                                -----------------

                                  PETER J. BONI
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             CAYENNE SOFTWARE, INC.
                          8 NEW ENGLAND EXECUTIVE PARK
                         BURLINGTON, MASSACHUSETTS 01803
                                 (617) 273-9003
    (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
                          CODE, OF AGENT FOR SERVICE)

                                -----------------
                                   COPIES TO:
                          JOHN D. PATTERSON, JR., ESQ.
                               FOLEY, HOAG & ELIOT
                             ONE POST OFFICE SQUARE
                           BOSTON, MASSACHUSETTS 02109
                                -----------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]


                                      CALCULATION OF REGISTRATION FEE
========================================================================================================
                                                      PROPOSED            PROPOSED
                                    AMOUNT             MAXIMUM             MAXIMUM
   TITLE OF EACH CLASS OF            TO BE         OFFERING PRICE         AGGREGATE         AMOUNT OF
 SECURITIES TO BE REGISTERED      REGISTERED        PER SHARE(1)      OFFERING PRICE(1) REGISTRATION FEE
--------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01      1,889,195           $4.125            $7,792,929      $2,361.49
========================================================================================================

(1) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 based upon the average of the high and low prices of the Common Stock on March 31, 1997, as reported by NASDAQ.

                                -----------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

                             CAYENNE SOFTWARE, INC.
                                    FORM S-3

                             REGISTRATION STATEMENT

                              CROSS-REFERENCE SHEET

Form S-3 Item Number and Caption                                    Location in Prospectus
--------------------------------                                    ----------------------
  1.  Forepart of the Registration Statement
      and Outside Front Cover Page of
      Prospectus............................................  Outside Front Cover Page of Prospectus

  2.  Inside Front and Outside Back
      Cover Pages of Prospectus.............................  Available Information; Information Incorporated
                                                              by Reference; Outside Back Cover Page of
                                                              Prospectus
  3.  Summary Information, Risk Factors
      and Ratio of Earnings to Fixed Charges ...............  The Company; Risk Factors

  4.  Use of Proceeds.......................................  Use of Proceeds

  5.  Determination of Offering Price.......................  *

  6.  Dilution..............................................  *

  7.  Selling Security-Holders..............................  Selling Stockholders

  8.  Plan of Distribution..................................  Plan of Distribution

  9.  Description of Securities to be Registered ...........  *

 10.  Interests of Named Experts and Counsel ...............  Experts; Legal Matters

 11.  Material Changes .....................................  *

 12.  Incorporation of Certain Information by
      Reference.............................................  Information Incorporated by Reference

 13.  Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities...........................................  *


-------------------------------
*    Omitted since the answer is negative or the item is inapplicable.


                             CAYENNE SOFTWARE, INC.

                        1,889,195 SHARES OF COMMON STOCK

                              --------------------

     The 1,889,195 shares (the "Shares") of common stock, par value $0.01 per share (the "Common Stock"), of Cayenne Software, Inc. ("Cayenne" or the "Company") covered by this Prospectus may be offered on a delayed or continuous basis by certain stockholders of the Company or by pledgees, donees, transferees or other successors in interest (the "Selling Stockholders") See "Selling Stockholders."

     The Company will not receive any proceeds from the offering. The Company will bear the costs relating to the registration of the Shares offered hereby (other than selling commissions).

     The Selling Stockholders may offer the Shares, from time to time during the effectiveness of this registration, for sale through the NASDAQ Stock Market, in the over-the-counter market, in one or more negotiated transactions, or through a combination of methods of sale, at prices and on terms then prevailing or at negotiated prices. Sales may be effected to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions in connection therewith. See "Plan of Distribution."

     The Common Stock is traded on the NASDAQ Stock Market under the symbol "CAYN". On March 24, 1997, the closing price for the Common Stock, as reported on the NASDAQ Stock Market, was $4.1875 per share.

                              --------------------

         THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                              SEE "RISK FACTORS."

                              --------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              --------------------

     ALL SECURITIES TO BE REGISTERED HEREBY ARE TO BE OFFERED BY CERTAIN OF THE COMPANY'S STOCKHOLDERS.



                THE DATE OF THIS PROSPECTUS IS APRIL __, 1997.

                                   THE COMPANY

     The Company was incorporated in Massachusetts in 1983 under the name Bachman Information Systems, Inc. Its name was changed to Cayenne Software, Inc. in July 1996. The Company supplies software analysis and design solutions for commercial and technical applications and database development. The Company's executive offices are located at 8 New England Executive Park, Burlington, Massachusetts 01803. Its telephone number is (617) 273-9003.

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and be copied, at the prescribed rates, at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. The Company's Common Stock is traded on the NASDAQ Stock Market. Reports and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto, as certain items are omitted in accordance with the rules and regulations of the Commission. For further information concerning the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and the exhibits and schedules filed therewith, which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of which may be obtained from the Commission at prescribed rates. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such documents filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                      INFORMATION INCORPORATED BY REFERENCE

     The following documents of the Company which have been filed with the Commission are hereby incorporated by reference in this Prospectus.

     (a) Annual Report on Form 10-K, as amended, for the transitional fiscal year ended December 31, 1996, Commission File No. 0-19682.

     (b) The description of the Company's Common Stock contained in the Registration Statement on Form 8-A dated November 26, 1991, Commission File No. 0-19682.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the respective dates of filing such documents. Any statement or information contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to any person to whom a Prospectus is delivered, on written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits and schedules to such documents). Requests should be directed to: Assistant Treasurer, Cayenne Software, Inc., 8 New England Executive Park, Burlington, Massachusetts 01803, (617) 273-9003.

                           FORWARD-LOOKING STATEMENTS

     From time to time, information provided by the Company or statements made by its employees may contain "forward-looking" information, as that term is defined in the Private Securities Litigation Reform Act of 1995 (the "Act"). The Company cautions investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including but not limited to the matters discussed under "Risk Factors" below.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following should be considered carefully in evaluating the Company and its business before purchasing the Common Stock offered by this Prospectus.

FINANCIAL CONDITION OF THE COMPANY

On November 6, 1996, the Company amended and restated its revolving credit agreement with a bank to borrow up to $5 million, to extend its term to October 4, 1997, to revise the borrowing base and to amend certain of the financial and operating covenants and other provisions thereunder. In connection with the amendment, the Company issued to the Bank a three-year warrant to purchase 25,000 shares of the Company's Common Stock at an exercise price of $4.25 per share. The loan is contingent upon meeting certain financial and operating covenants at the time of any borrowing and over the life of the loan, including profitability of $0.25 million during the quarter ended December 31, 1996 and $1.0 million during the quarter ending June 30, 1997. The loan is secured by all of the assets of the Company and any borrowing amounts are tied to a percentage of qualified accounts receivable outstanding at the time of any borrowing. The financial covenants include the attainment of certain specified levels of consolidated net income (loss) at the end of each quarter, tangible net worth at the end of each quarter and month, and liquidity at the end of each month. The Company was in compliance with all covenants as amended at December 31, 1996. At December 31, 1996, the borrowing base under the revolving credit agreement was approximately $4.5 million. In January 1997, the Company raised $3 million in equity capital through a private placement of Series B Convertible Preferred Stock and Warrants to purchase Common Stock to some of the Selling Stockholders described in this Prospectus.

RESULTS OF RECENT OPERATIONS

     The Company's operating results for the three years ended June 30, 1996 and the six months ended December 31, 1996 were significantly adversely affected by several factors. In July 1996, the Company completed its merger with Cadre Technologies, Inc., which resulted in a $6.3 million charge to operations for the quarter ended September 30, 1996 to reflect costs associated with the combining of the two companies, transaction fees, and other costs. In addition, the Company has continued to invest heavily in its object-oriented and client/server-based products. The company's operating results continue to be affected by the market trends of the Company's customers moving from mainframe development and structured analysis to client/server and object-oriented solutions. The increased revenue growth of the Company's client/server and object-oriented products has not been rapid enough to offset the revenue decline of the Company's mainframe-based products.

     As the Company continues its migration toward providing customers a more open and flexible set of solutions, it faces many challenges. The Company has addressed some of these challenges over the past several years by introducing additional products through internal development and acquisitions targeted at the client/server and object-oriented markets. The Company plans to continue to enhance its product offerings through development efforts, strategic alliances and acquisitions to improve its competitive position. The actions necessary to execute this transition have had an adverse effect on the Company's operating results during the transition period from July 1, 1996 through December 31, 1996 and prior fiscal years ended June 30, 1996, 1995 and 1994, respectively, and may continue to adversely affect operating results in the future.

     On July 18, 1996, the Company completed its acquisition of Cadre Technologies Inc. ("Cadre") under an Agreement and Plan of Merger dated March 25, 1996, by and among the Company, Cadre and B.C. Acquisition Corp., whereby the Company agreed to acquire all of the outstanding capital stock of Cadre in exchange for 4,716,442 shares of Cayenne common stock (the "merger"). The merger was accounted for as a pooling-of-interests during the trasition period ended December 31, 1996. Effective upon the merger, the Company changed its name to Cayenne Software, Inc. The Company acquired Cadre to expand its product offerings to include structured analysis and design and object-oriented technology and to expand its customer base. During the transition period ended December 30, 1996, the Company incurred a charge of $6.3 million in conjunction with the merger and to reflect costs associated with combining the operations of the two companies, transaction fees, and other costs. Included in the charge were $1.6 million of employee-related termination expenses for approximately 45 employees; $1.3 million of legal, accounting, investment banking, and other professional fees; $1.4 million of facilities closure and consolidation expenses; and $2 million of other expenses associated with the consolidation of the two companies and the name change.

SIGNIFICANT RECENT LOSSES; SHORT PRIOR HISTORY OF PROFITABILITY

     Cayenne received its first venture capital financing in the third quarter of fiscal 1986, shipped its first software products in the fourth quarter of fiscal 1988, and did not reach profitability until the first quarter of fiscal 1991. Cayenne incurred net losses of $13.2 million, $24.9 million, and $11.3 million in Fiscal 1994, Fiscal 1995, and Fiscal 1996, respectively, and a net loss of $6.4 million for the six months ended December 31, 1996, which included a $6.3 million charge for restructuring and other costs in September 1996. In September 1994, the first quarter of fiscal 1995, the Company recorded a restructuring charge of approximately $2 million resulting from reductions in staff and related facilities expenses and the termination of certain contracts. During the quarter ended June 30, 1995, the Company also incurred approximately $1.8 million in restructuring costs, which included a $0.9 million write-off of redundant capitalized software, $0.8 million of employee related costs, and $0.1 million of other costs related to the restructuring. In the quarter ended December 31, 1995, the Company incurred an additional $1.7 million in restructuring charges. Future operating results will depend on many factors, including demand for Cayenne's products, Cayenne's ability to obtain major orders, the level of competition, Cayenne's ability to develop and market new products, and the ability of its officers and key employees to manage Cayenne's business and control costs. There can be no assurance that revenue growth or profitable operations on a quarterly or annual basis will be achieved during 1997 or in any subsequent fiscal year.

CHANGING MARKETS; SHIFTING INDUSTRY DEMAND TOWARD CLIENT/SERVER AND OBJECT-ORIENTED PRODUCTS

     The Company develops products that enable organizations to create applications that integrate diverse information sources into new computing environments, to modify applications as business and technology change, and to run those applications on a variety of platforms. In the past, most information-intensive applications were built using large, centralized mainframe computers. More recently, personal computer networks and related "client/server" technology has made a variety of new computing configurations possible. In response to this change in the market, the Company, like many others in its industry, has experienced a decline in demand for its products tailored to the large mainframe environment and has devoted much effort to change its product mix to serve the rising demand for products suitable for the client/server environment. The frequent and rapid changes in customer preferences and technology that have affected Cayenne's mainframe-related products in the recent past will continue in the future. As a result, Cayenne's future success will depend upon its ability to enhance its current products and to develop and introduce new products that accommodate advances in software and hardware technology and changing customer requirements, particularly with respect to client/server applications. Demand for IBM and other mainframe-based CASE products has declined precipitously as the computer market has moved toward client/server products. Cayenne has begun to develop products and services for client/server application in recognition of the industry shift away from mainframe applications. The industry is aggressively seeking to reduce the costs of computing resources and is rapidly moving away from expensive mainframe-based development toward less expensive newer technology on client/server and similar computing platforms. This shift has had a material adverse effect on Cayenne's results of operations.

     With the acquisition of Cadre, the Company has entered into an additional industry segment focused on the creation and maintenance of complex software systems, the problem addressed by Computer Aided Software Engineering ("CASE") products. During the 1970s, a number of "structured" techniques and methods were invented to replace earlier ad-hoc approaches to software development. The analysis and design (as opposed to implementation) techniques emphasize the building of abstract models to assist in the understanding, planning, and implementation of a system. The rationale for modeling is the same in software as it is in any engineering discipline; money and effort are saved if problems are identified and dealt with early in the engineering process.

     STRUCTURED ANALYSIS AND STRUCTURED DESIGN. In the early eighties, networks of computer workstations made it feasible to partially automate the capture, traversal, and analysis of engineering models by work groups. This technology was rapidly adopted in the civil, mechanical, and electrical engineering domains. The CASE market expanded quickly in the mid-to late-eighties, as did the number of companies formed to service it. The high end of the market, with its multi-user networked UNIX engineering workstation solution, found a home in technically-oriented organizations, such as those in telecommunications, aerospace and defense. The other end of the market focused on single-user, personal computer ("PC") based products. These found early success in corporate IS organizations, where PCs were widely used.

     The IS CASE market declined in the early nineties for a number of reasons. While the IS software development market is large, commitment to structured methods (and the attendant engineering discipline) was weak. Some CASE companies made claims which the products were unable to deliver and soured the market. Others were slow to respond to technology changes such as the shift to client-server application development and object orientation (discussed further below). The decline resulted in a number of market leaders closing or being acquired. The technical market, where Cadre derived the majority of its business, was affected by the contraction and consolidation in the defense industry. Consequently, Cadre diversified its product line into the software development process, including debugging, measurement and verification tools.

     OBJECT ORIENTED TECHNOLOGY. In the meantime, the software development community began to experiment with "object-oriented" technology, and in particular, OO analysis, design and implementation techniques. The structured techniques mentioned previously generally partition a system purely along functional lines, i.e. in terms of what the system does. The OO approach partitions a system into "objects", where each object encapsulates information and those functions that operate on that information. The benefit of the OO approach is that systems partitioned this way are more robust, more amenable to change, and the objects are easier to reuse in other systems.

     Cadre started selling its first OO analysis and design products (based on the method of developing software created by Shlaer-Mellor) in 1989. When market momentum began to build around a related method called the Object Modeling Technique ("OMT"), Cadre initially entered the market by reselling an OMT product in 1993. This was replaced by the OMT tool developed by Westmount Technology B.V., acquired by Cadre in 1995. As the structured tools market matures, the Company expects a transition to the OMT tool and related products. These products run on both UNIX-based platforms and Windows 95 and NT-based platforms.

FLUCTUATIONS IN QUARTERLY PERFORMANCE; SIGNIFICANT CUSTOMER

     Throughout its history, Cayenne's revenue has varied from quarter to quarter, with the largest portion of revenue recognized in the second and fourth quarters of each fiscal year. In the normal course of events, Cayenne may realize lower revenue in the first quarter than in the preceding fourth quarter and also may realize lower revenue in the third quarter than in the preceding second quarter. Cayenne has also frequently recognized more revenue in the last month of each quarter than in either of the preceding two months. Cayenne believes that these quarterly and monthly patterns are partly attributable to Cayenne's sales commission policies, which compensate sales personnel for meeting or exceeding annual quotas, and to the budgeting and purchasing cycles of customers. In addition, Cayenne's revenue and earnings have fluctuated historically, and may fluctuate in the future, due to the timing of large individual orders. There were no large orders ($1,000,000 or more) during the six months ended December 31, 1996. Cayenne usually has no significant backlog, and substantially all of its product revenue in any quarter results from sales made in that quarter. If sales do not close in a quarter as expected, Cayenne's results of operations for that quarter would be adversely affected. Net income may be disproportionately affected by a reduction in revenues because only a small portion of Cayenne's expenses vary with revenues.

     Historically, Cayenne relied significantly on its relationship with International Business Machines Corporation ("IBM") for development and marketing of Cayenne's products. IBM was Cayenne's single largest customer in each of fiscal 1994, 1995, and 1996 and in the six months ended December 31, 1996 when revenue from IBM (including license and maintenance fees paid by IBM in connection with its own use of Cayenne products, as well as amounts paid by IBM as a distributor and systems integrator) accounted for 6%, 9%, 15%, and 16% of Cayenne's total revenue, respectively. In January 1993, Cayenne discontinued its membership in the IBM International Alliances for AD/Cycle, System View, and Information Warehouse. Cayenne and IBM entered into a settlement and release agreement dated June 30, 1993 pursuant to which Cayenne and IBM severed certain of their remaining relationships. Each party released and discharged the other party from all known and unknown claims occurring on or prior to June 30, 1993.

HIGHLY COMPETITIVE INDUSTRY; INCREASING COMPETITION; DEPENDENCE ON KEY PERSONNEL

     The market for Cayenne's software products is highly competitive, and Cayenne expects competition to increase. Companies competing in related markets, including hardware manufacturers, could seek to enter this market with software products which offer functionality similar to that offered by Cayenne's products. The computer aided software engineering ("CASE") market generally has been adversely affected by competition from other programming support environments. In addition, Cayenne expects to encounter additional competitors as it seeks to expand its product line beyond the mainframe and structured analysis and design markets into the client/server and object-oriented markets. Many of Cayenne's existing and potential competitors have greater financial, technical and other resources than Cayenne. In addition, mergers or other business combinations among competitors could strengthen them and create larger companies with broader product offerings, more extensive market influence and greater resources. Maintaining and improving Cayenne's competitive position will require continued investment by Cayenne in research and development, sales, and marketing, particularly as Cayenne endeavors to expand its product line beyond the mainframe and structured analysis and design markets. There can be no assurance that Cayenne will have sufficient resources to make that investment. Competitive pressures could result in loss of market share, price reductions and increases in expenses that could adversely affect Cayenne's business.

     Cayenne has experienced turnover in its personnel in the past including certain executives and key management and technical employees. Cayenne's future success will depend in large part upon its ability to attract and retain skilled executives and management and technical personnel. Competition for such personnel in the software industry continues to be intense. There can be no assurance that Cayenne will be successful in attracting and retaining the personnel it requires for its operations.

VOLATILITY OF SHARE PRICE

     Since the completion of Cayenne's initial public offering in November 1991, the closing price of Cayenne Common Stock, as reported by the Nasdaq Stock Market, has ranged from $1 3/4 to $37 3/4. The highest closing price of the Common Stock as reported on the NASDAQ Stock Market during the Company's last two completed fiscal years was $11.875 per share. See "Price Range of Common Stock and Dividends." Announcements of technological innovations or new products by Cayenne or its competitors, quarterly variations in Cayenne's operating results, general factors affecting the computer software industry, and other factors may cause the market price of Cayenne Common Stock to fluctuate significantly in the future. In addition, in recent years the stock market has experienced large price and volume fluctuations, which often have been unrelated to the operating performance of specific companies or market sectors.

RISKS OF INTERNATIONAL OPERATIONS; RELIANCE ON DISTRIBUTORS

     Approximately 48%, 50%, 52%, and 51% of Cayenne's revenues in fiscal 1994, 1995, and 1996 and the six months ended December 31, 1996, respectively, were attributable to international sales.

     The future contribution of sales from Cayenne's international subsidiaries to its results of operations depends on Cayenne's success in maintaining cost-effective direct marketing operations through Cayenne's wholly owned subsidiaries in Australia, France, Germany, Italy, the Netherlands, Singapore, Spain, and the United Kingdom. In September 1994, as part of a restructuring, Cayenne reorganized the operation of its German subsidiary. Sales in countries in which Cayenne continues to use independent distributors will remain subject to the distributors' financial condition and success, which cannot be controlled by Cayenne. Other risks inherent in Cayenne's international business generally include exposure to currency fluctuations, longer payment cycles, greater difficulties in accounts receivable collection and the requirement of complying with a wide variety of foreign laws. While Cayenne has not experienced any material delays, expenditures or other adverse consequences in complying with foreign laws to date, it has been necessary for Cayenne to take steps to protect its proprietary rights and license its products under local laws from country to country.

DEPENDENCE ON PROPRIETARY TECHNOLOGY

     Cayenne's success is heavily dependent upon its proprietary software technology. Cayenne relies principally on a combination of copyrights, trade secrets and contractual rights to protect its proprietary technology. In addition, Cayenne holds ten United States patents and currently has various patent applications pending abroad. There can be no assurance that any patents will be issued in respect of those applications, or that the steps taken by Cayenne to protect its proprietary rights will be adequate to prevent misappropriation of its technology or independent development by others of similar technology. Although Cayenne believes that its products and technology do not infringe on any existing proprietary rights of others, the use of patents to protect software has increased, and there can be no assurance that third parties will not assert infringement claims in the future. If any such claim were to be asserted, it might involve costly and protracted litigation. No assurance can be given that Cayenne would be successful in any such litigation or that, if it were not successful, it would be able to license the disputed proprietary rights on commercially reasonable terms.

ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS OF CHARTER AND BY-LAWS, MASSACHUSETTS LAW AND EMPLOYMENT AGREEMENTS

     The Cayenne Board has the authority to issue up to 1,600,000 shares of preferred stock (including the 150,000 shares of Series B Convertible Preferred Stock issued in January 1997) and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of Cayenne Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Cayenne preferred stock that may be issued in the future. The issuance of Cayenne preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of Cayenne. Cayenne has no present plans to issue additional shares of its preferred stock. In addition, the classification of the Cayenne Board and certain other provisions of Cayenne's Restated Articles of Organization (the "Cayenne Articles"), its Amended and Restated By-Laws (the "Cayenne By-Laws") and Massachusetts law could delay or frustrate the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving Cayenne. Further, Cayenne and certain of its current executive officers have entered into employment agreements that become effective only upon the occurrence of certain "changes in control." Other officers of the Company also have arrangements providing them with severance payments and other benefits if their employment is terminated without cause or, in some cases, in connection with a change in control of the Company. While these agreements were intended by Cayenne to limit further departures by executive officers, the agreements also could have the effect of making a merger, tender offer or proxy contest more difficult.

SHARES OF COMMON STOCK ELIGIBLE FOR FUTURE SALE

     Sales of a substantial number of shares of Cayenne Common Stock in the public market could adversely affect the market price for the Cayenne Common Stock. Sales of substantial amounts of Cayenne Common Stock by existing holders may impair Cayenne's ability to raise capital in the future through the sale of Cayenne Common Stock or other equity securities.

     Cayenne has registered 9,699,945 shares of Cayenne Common Stock issuable under its stock option and stock purchase plans, of which approximately 3.2 million shares were subject to outstanding options at December 31, 1996. Shares issued upon the exercise of options and shares issued under Cayenne's stock purchase plan generally will be eligible for sale in the public market.

     The holders of 2,901,945 shares (excluding the shares registered below and registered hereunder) of Cayenne Common Stock have certain rights to registration of their shares under the Securities Act. Those shares include all of the shares of Cayenne Common Stock previously owned by IBM.


                                 USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of Common Stock offered hereby by the Selling Stockholders.

                    PRICE RANGE OF COMMON STOCK AND DIVIDENDS


     The following table sets forth, for the periods indicated, the range of high and low sales prices for the Company's common stock, as reported by the
NASDAQ Stock Market. The Company's Common Stock is traded under the NASDAQ symbol "CAYN" (formerly "BACH") since the Company's initial public offering on
November 26, 1991. These prices reflect interdealer prices, without retail mark-ups, mark-downs or commissions, and do not necessarily represent actual transactions.
                         Fiscal Year         Fiscal Year          Fiscal Year           Fiscal Year
                            1996t                1996                1995                 1994
                      ----------------      --------------     ---------------       ----------------
                        High     Low         High     Low       High      Low         High      Low
                        ----     ---         ----     ---       ----      ---         ----      ---
First Quarter         $7.13    $4.00        $7.875  $5.75      $2.75     $1.75       $4.50     $2.63

Second Quarter         5.69     3.813        10.25   4.625      4.188     2.00        3.875    2.375

Third Quarter           n/a      n/a         11.875  8.25       5.375     3.50        3.75      2.50

Fourth Quarter          n/a      n/a         10.00   6.50       7.875     4.50        3.00      2.00

     The Company has not declared or paid cash dividends on its common stock and does not plan to pay cash dividends to its stockholders in the near future. The Company presently intends to retain any earnings to finance further growth of its business. At March 26, 1997, there were 622 stockholders of record of the Company's common stock.

NOTE: In October 1996, the Company changed its fiscal year-end from June 30 to December 31, and accordingly experienced a transitional fiscal year from July 1 through December 31, 1996. That transitional year is referred to as "Fiscal Year 1996t" in the table above.

                                    BUSINESS

     CAYENNE SOFTWARE, INC., organized as a Massachusetts corporation in 1983 under the name BACHMAN Information Systems, Inc., develops, markets and supports a comprehensive suite of workgroup-to-enterprise analysis and design solutions for the real-world challenges that software developers face every day. Fortune 1000 companies and government agencies around the world use Cayenne products as they develop, implement, and maintain enterprise-wide, business-critical information systems. Cayenne's products are designed around an innovative open architecture that enables organizations to create applications that integrate diverse information sources into new high-performance computing environments, to modify applications as business and technology change, and to run those applications on a variety of platforms. Cayenne's approach to reusability and its open architecture directly support computer-aided software engineering and structured modeling and database design and object-oriented modeling and facilitates technology partnerships with other leading software vendors.

     Cayenne targets its products to Fortune 1000 companies, government agencies, and organizations of similar size throughout the world that use workstations, mid-range and mainframe computers and relational database management systems for data-intensive applications.

     In July, 1996, the Company acquired Cadre Technologies Inc. ("Cadre") thereby expanding its product offerings and customer base. Cadre develops, markets and supports software tools for the creation of complex computer software. Most of the products sold by Cadre help to automate the process of requirements analysis and software design by groups of software engineers. Customers use the tools to capture, traverse, and analyze abstract models of the system to be built. These models assist users, and sometimes their customers, in understanding a software system, planning its implementation and making engineering trade-offs. Additional Cadre products address document generation, model configuration management, software construction, and the "reverse engineering" (understanding) of existing software.

     Cadre's customers are generally developers of complex software systems, in both the information system ("IS") and the "technical" sectors. While most of Cadre's current customers consider themselves in the technical sector, the Company expects a shift toward IS customers as it concentrates on "object-oriented" ("OO") technology. The Company's strategy is to maintain Cadre's position as a leading provider of tools to the technical market, while introducing new products and enhancements for Cadre's OO product line.

     As the Company continues to make the transition from providing tools focused solely on mainframe application development to supporting customers' needs for a more open and flexible set of solutions aimed at the growing client/server market, it faces many challenges. Since fiscal 1993, the Company has sought to address some of these challenges; during fiscal 1995 and 1996, the Company introduced additional products targeted at the client/server market. The Company's plan is to enhance its product offerings through development efforts, strategic alliances and acquisitions to improve its competitive position. These actions have had an adverse effect on the Company's operating results during fiscal 1994, 1995, and 1996 and the six months ended December 31, 1996 and may continue to affect operating results. The Company anticipates that it will be able to satisfy its cash requirements and other cash needs through December 1997. The Company's cash requirements thereafter will depend on the results of future operations, which cannot be foreseen.

                              SELLING STOCKHOLDERS

     The following table sets forth the number of shares of Common Stock owned by each of the Selling Stockholders as of March 31, 1997. Except as indicated, none of the Selling Stockholders has had a material relationship with the Company within the past three years other than as a result of the ownership of the Shares or other securities of the Company. Because the Selling Stockholders may offer all or some of the Shares which they hold pursuant to the offering contemplated by this Prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the Shares, no estimate can be given as to the amount of Shares that will be held by the Selling Stockholders after completion of this offering. The Shares offered by this Prospectus may be offered from time to time by the Selling
Stockholders named below:

                                         Shares
                                      Beneficially
                                      Owned Before    Shares Registered
                                      the Offering    for Sale Hereby1
                                    ------------------------------------
Southbrook International                918,640             918,640
  Investments, Ltd.2
Brown Simpson LLC 2                      87,500              87,500
Silicon Valley Bank 3                    25,000              25,000
                                    ------------------------------------
  Total                               1,031,140           1,031,140
                                    ====================================


(1) This Registration Statement shall also cover any additional shares of Common Stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of the Registrant's outstanding shares of Common Stock.

(2) Southbrook International Investments, Ltd. holds 150,000 shares of the company's Series B Convertible Preferred Stock, which may be converted to shares of Common Stock from time to time at a rate determined by the lower of the average quoted market price of the Common Stock for either (i) the ten trading days preceding the date of issuance or (ii) any five trading days during the period of thirty days before the conversion. The amount of Common Stock shown in the table reflects the amount into which the full 150,000 shares of Preferred Stock might have been converted on January 31, 1997 in accordance with the market-price formula. Because the number of shares of Common Stock that will be ultimately issued to Southbrook upon conversion of the preferred stock is dependent upon the conversion formula described above, that amount (and therefore the amount of Common Stock offered hereby) cannot be determined at this time. Southbrook and Brown Simpson LLC also hold warrants to purchase an aggregate of 350,000 shares of Common Stock. The amount of Common Stock shown in the table reflects the amount that the Southbrook and Brown Simpson would be entitled to purchase upon exercise of the warrants in full.

(3) Silicon Valley Bank holds warrants to purchase 25,000 shares of Common Stock of the Company, issued in connection with the lending relationship described above under "Risk Factors-Financial Condition of the Company". The amount of Common Stock shown in the table reflects the amount that the Bank would be entitled to purchase upon exercise of the warrants in full.

                              PLAN OF DISTRIBUTION

     The Common Stock may be sold from time to time by the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest thereof. They may sell from time to time on one or more exchanges, in the over-the-counter market, or otherwise, at prices and at terms then prevailing or at prices related to the then current market price or in negotiated transactions. The shares may be sold by one or more of the following methods, without limitation: (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to the Prospectus, as supplemented, (c) an exchange distribution in accordance with the rules of such exchange, (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers,
(e) privately negotiated transactions; if short sales; and (g) a combination of any such methods of sale. In addition, any securities covered by the Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to the Prospectus, as supplemented. From time to time the Selling Stockholders may engage in short sales, short sales against the box, puts and calls and other transactions in securities of the Company or derivatives thereof, and may sell and deliver the shares in connection therewith.

     From time to time Selling Stockholders may pledge their shares pursuant to the margin provisions of their respective customer agreements with their respective brokers. Upon a default by a Selling Stockholder, the broker may offer and sell the pledged shares of Common Stock from time to time.

     To the extent required by applicable law, the specific Shares to be sold, the names of the Selling Shareholders, the respective purchase prices and public offering prices, the names of any such agent, broker-dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying Prospectus Supplement. Resales or reoffers of the Shares by the Selling Shareholders must be accompanied by a copy of this Prospectus.

     The Selling Shareholders and any agents, broker-dealers or underwriters that participate in the distribution of the Shares may be deemed to be underwriters, and any profit on the sale of the Shares by them, and any discounts, commissions or concessions received by them, may be deemed to be underwriting commissions or discounts under the Securities Act.


                                  LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Foley, Hoag & Eliot LLP, Boston, Massachusetts.


                                     EXPERTS

     The consolidated balance sheets as of December 31, 1996 and June 30, 1996 and 1995 and the consolidated statements of operations, stockholders' equity (deficit), and cash flows for the six month period ended December 31, 1996 and for each of the three years in the period ended June 30, 1996 of the Company incorporated by reference in this Prospectus, have been incorporated by reference herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The consolidated financial statements of Cadre Technologies, Inc. and its subsidiaries as of December 31, 1995 and for each of the two years in the period then ended, incorporated in this prospectus by reference from the Cayenne Software, Inc. Annual Report on Form 10-k for the year ended December 31, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated by herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph relating to substantial doubt about Cadre Technologies Inc.'s ability to continue as a going concern), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     No person has been authorized to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any Selling Shareholder. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or the information contained herein is correct as of any time subsequent to its date.



                                -----------------

                                TABLE OF CONTENTS

                                                                  Page

The Company......................................................   2
Available Information............................................   2
Information Incorporated
  by Reference...................................................   2
Forward-looking Statements.......................................   3
Risk Factors.....................................................   4
Use of Proceeds..................................................   9
Price Range of Common Stock
  and Dividends..................................................   10
Business.........................................................   11
Selling Stockholders.............................................   11
Plan of Distribution.............................................   12
Legal Matters....................................................   13
Experts..........................................................   13



                                1,889,195 Shares





                             CAYENNE SOFTWARE, INC.










                                  Common Stock
                           (par value $.01 per share)







                             -----------------------
                                   PROSPECTUS
                             -----------------------

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a)  Exhibits:

         *3.1 Statement of rights and Preferences of Series B Convertible Preferred Stock

         *4.1 Specimen Certificate representing Common Stock of the Company (filed as Exhibit 4.1 to the Company's Registration Statement on Form S-1, File No. 33-43401, and incorporated herein by reference)

         *4.2 Convertible Preferred Stock Purchase Agreement dated as of January 2, 1997 between the Company and Southbrook International Investments, Ltd.

         *4.3  Registration Rights Agreement dated as of January 2, 1997

         *4.4  Form of Warrant Agreement dated as of January 2, 1997

         *4.5 Warrant Agreement dated as of December __, 1996 between the Company and Silicon Valley Bank

          5.1  Opinion of Foley, Hoag & Eliot LLP

          23.1 Consent of Coopers & Lybrand L.L.P.

          23.2 Consent of Deloitte & Touche

          23.3 Consent of Foley, Hoag & Eliot (included on Exhibit 5.1)

          24.1 Power of Attorney (contained on the signature page)

     --------
     * Incorporated by reference to the Company's Annual Report on Form 10-K for the transitional period ended December 31, 1996, Commission File No. 0-19682.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Burlington, Massachusetts, on January 31, 1997.

                                   CAYENNE SOFTWARE, INC.


                                   By: /s/ Frederick H. Phillips
                                     ------------------------------------------
                                     Frederick H. Phillips
                                     Vice President, Finance and Administration

     KNOW ALL MEN BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Frederick H. Phillips and Eugene J. DiDonato, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing he may deem necessary or advisable to be done in connection with this Registration Statement, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


  SIGNATURE                    TITLE                                            DATE
  ---------                    -----                                            ----


  /s/ Peter J. Boni            President and                                    January 31, 1997
  --------------------------     Chief Executive Officer,
  Peter J. Boni                  Director

  /s/ Frederick H. Phillips    Vice President, Finance and Administration,      January 31, 1997
  --------------------------   Treasurer and Chief Financial Officer
  Frederick H. Phillips          (Principal Financial and Accounting Officer)

  /s/ Charles W. Bachman       Chairman of the Board                            January 31, 1997
  --------------------------     of Directors
  Charles W. Bachman

  /s/ John J. Alexander        Director                                         January 31, 1997
  --------------------------
  John J. Alexander


  /s/ R. John Fletcher         Director                                         January 31, 1997
  --------------------------
  R. John Fletcher


  /s/ Roland Pampel            Director                                         January 31, 1997
  --------------------------
  Roland Pampel

  /s/ Allyn C. Woodward, Jr.   Director                                         January 31, 1997
  --------------------------
  Allyn C. Woodward, Jr.

                               Director
  --------------------------
  William H. D. Goddard




                                     II-2